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September 24, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Ms. Christina Fettig, Senior Staff Accountant, Division of Investment Management

Re:	Aetos Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-216923 and 811-21061), Aetos Distressed Investment Strategies Fund, LLC (File Nos. 333-216924 and 811-21059) and Aetos Long/Short Strategies Fund, LLC (File Nos. 333-216925 and 811-21058)

Dear Ms. Fettig:

On behalf of our clients, Aetos Multi-Strategy Arbitrage Fund, LLC, Aetos Distressed Investment Strategies Fund, LLC and Aetos Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), set forth below are the responses of the Funds to the comments received telephonically from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on August 27, 2021 in connection with the post-effective amendments to the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of the Funds, filed with the SEC on May 28, 2021 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 6, 2021 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. To the extent edits to the Certified Shareholder Reports filed on April 6, 2021 or the Registration Statements filed on May 28, 2021 are necessary to respond to the comments, they will be reflected in future shareholder reports or a future post-effective amendment to the Registration Statement for each of the Funds. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statements.

CERTIFIED SHAREHOLDER REPORT

Comment 1.	(a) In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820-10-50-6A(b), for any investment in the Schedule of Investments table that has the term “liquidating” in the liquidity column, disclose the estimated period of time over which the underlying assets are expected to be liquidated.

Christina Fettig

September 24, 2021

(b) In accordance with FASB ASC 820-10-50-6A(e), for any investment in the Schedule of Investments table that has either (i) liquidity restrictions due to withdrawal limitations or (ii) all or a portion of the investment is subject to a lock-up provision, provide an estimate of when the restrictions on withdrawal might lapse and, if an estimate cannot be made, disclose such fact and how long the restriction has been in effect.

Response 1. (a) The Funds will include the required disclosure in future shareholder reports.

(b) The Funds will include the required disclosure in future shareholder reports.

Comment 2.	The Staff notes that each Fund may have commitments or contingencies. Please include commitments and contingent liabilities as a line item in each Fund’s balance sheet pursuant to Rule 6-04(15) of Regulation S-X.

Response 2. The Funds will include the required disclosure in future shareholder reports.

Comment 3.	Note 3 of the Certified Shareholder Reports states that a Program Fee is paid directly by the investors at an annual rate of up to 0.35% of an investor’s assets in the Funds. The Registration Statements note that the Program Fee is paid directly by the investors at an annual rate of up to 0.60%. Please reconcile the difference in the rate of the Program Fee.

Response 3. The Funds will update the annual rate of the Program Fee to 0.60% in future shareholder reports.

Comment 4.	In accordance with Item 24, Instruction 4(f) to Form N-2, please include a statement in future annual shareholder reports that states the SAI includes additional information about directors of the Registrant and is available, without charge, upon request, and include a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the SAI.

Response 4. The Funds will include the requested statement in future annual shareholder reports.

Comment 5.	Please ensure that the disclosures in Item 8(a)(3) of Form N-CSR are disclosed as of the most recently completed fiscal year.

Response 5. The Funds will ensure that the disclosures in Item 8(a)(3) of Form N-CSR are disclosed as of the most recently completed fiscal year in future annual shareholder reports.

Christina Fettig

September 24, 2021

REGISTRATION STATEMENT

Comment 6.	Please confirm that the “Acquired Fund Fees and Expenses” line item in the Summary of Fund Expenses table of the Registration Statements also factors in the fees and expenses of money market funds invested in by the Funds.

Response 6. The Funds will ensure that the “Acquired Fund Fees and Expenses” line item in the Summary of Fund Expenses table of the Registration Statements includes the fees and expenses of money market funds in which the Funds invest in future post-effective amendments to the Funds' registration statements.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	Aetos Alternatives Management, LP
Harold Schaaff
Scott Sawyer

Clifford Chance US LLP
Leonard B. Mackey, Jr.
Matthew A. Press